SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

SUMMARY

1	PURPOSE	2
2	DEFINITIONS	2
3	PRINCIPLES	5
4	RULES TO APPROVE TRANSACTIONS WITH RELATED PARTIES	5
5	FORMALIZATION AND DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES	7
6	TERM OF EFFECTIVENESS AND RESPONSIBILITY	7
7	HISTORY	8

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

1.           PURPOSE

1.1.	The purpose of this Policy on Transactions with Related Parties (“Policy”) is to establish the rules and procedures to be observed by Ambev S.A. (“Ambev” or “Company”), its Subsidiaries and all their respective employees, administrators and Controlling shareholder(s) or persons with Significant Influence, in transactions involving Related Parties and situations involving conflict of interests, with the purpose of guaranteeing the Company’s decisions be made in the best interest of Ambev and of its shareholders, further guaranteeing transparency to the shareholders, investors and to the market in general and equal treatment with third parties, pursuant to the best corporate governance practices.

2.	DEFINITIONS

2.1.	For purposes of this Policy, “Related Party” means, under the terms of CPC Technical Pronouncement No. 05 (R1), of the Accounting Pronouncements Committee, approved by the Comissão de Valores Mobiliários - CVM Resolution No. 642/10:

(i)	the party that, directly or indirectly, (a) Controls, is Controlled by, or is under common Control of the Company, (b) participates in the Company with Significant Influence over the Company, or (c) has joint Control over the Company;
(ii)	the Company’s Associate Companies;
(iii)	joint venture in which the Company invests;
(iv)	Company’s Key Administration Personnel or of its Controlling Companies;
(v)	Close Family Members or of any person referred to in items (i) or (iv);
(vi)	Controlled company, company jointly Controlled or company that is under Significant Influence by, or in which the significant voting power is, directly or indirectly, held by any person referred to in item (iv) or (v); or
(vii)	company that provides post-employment benefit plan in favor of employees of the Company.

2.2.	For purposes of this Policy, the following shall not be deemed related parties under the terms of CPC Technical Pronouncement No. 05 (R1), of the Accounting Pronouncements Committee, approved by Comissão de Valores Mobiliários - CVM Resolution No. 642/10:

(i)	two entities simply for having in common an administrator or another member of the Key Administration Personnel, or because one member of the Key Administration Personnel of the entity exercises Significant Influence over the other entity;

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

(ii)	two investors simply for sharing joint control over a venture jointly controlled (joint venture);

(iii)	(a) entities that provide financings, (b) unions, (c) entities providers of public services, and (d) State departments and agencies that do not control, fully or jointly, or exercise Significant Influence over the entity reporting the information, simply as a result of its regular business with the entity (even if they may affect freedom of action of the entity or participate in its decision-making process); and

(iv)	client, supplier, franchisor, concessionaire, distributor or general agent with which the entity maintains significant volume of business, merely as a result of economic dependence.

2.3.	For the purposes of this Policy:

(i)	“Market Conditions” means conditions based upon which the following principles have been observed during negotiations, as applicable: (a) competitiveness principles (prices and conditions compatible with the prices and conditions practiced in the market), (b) conformity principles (adherence of the services provided to the contractual terms and responsibilities practiced by the Company and to the appropriate information security controls), (c) transparency principles (appropriate report of the conditions agreed upon and of their effects on the financial statements of the Company, under the terms of the applicable legislation), and (d) equal treatment principles (compliance with the same principles and procedures that govern negotiations conducted by the Company with independent parties), as well as the premises, duties and obligations usually agreed upon with third parties other than Related Parties;

(ii)	“Associate Company” means the company over which an entity exercises Significant Influence and that is not characterized as Controlled Company or jointly Controlled Company (joint venture);

(iii)	“Control” (as well as its related terms) means the power actually exercised to manage the business activities and guide the operation of the bodies of an entity, either directly or indirectly, in fact or by operation of law, regardless of the equity interest held;

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POLICY ON TRANSACTIONS WITH RELATED PARTIES
(iv)	“Significant Influence” means the power to participate and actually influence in the financial and operational decisions of an entity that, however, not necessarily, characterizes control over such decisions. Significant Influence may be obtained by means of equity interest, provisions of by-laws or shareholders’ agreement;

(v)	“Close Family Member” means members of the family of certain person that may be expected to exercise influence over such person or that are influenced by such person, in the business of such member as an entity or any of its subsidiaries, including (a) children and/or dependents of such person, (b) spouse or companion of such person, and (c) children and/or dependents of the spouse or companion of such person;

(vi)	“Key Administration Personnel” means the individuals with authority and responsibility for planning, managing and controlling the activities of an entity, directly or indirectly, including any administrator (in particular, but not limited to, members of the Board of Directors and the executive officers appointed pursuant to the by-laws) of the entity;

(vii)	“Subsidiaries” means the companies Controlled by the Company; and

(viii)	“Transaction with Related Party” means the transfer of funds, services or obligations between Related Parties, regardless of price being charged in consideration thereof. The following constitute examples of Transactions with Related Parties (without limitation): (a) purchase and sale of goods, properties and other assets, (b) provision or receipt of services, (c) leases, (d) transfers of assets, rights and obligations, (e) assumption and transfer of financial obligations, including loans and capital contributions, (f) concession of guarantees, “aval” guarantees or sureties, (g) assumption of commitments, including entering into agreements, (h) concession of free lease of real estate properties or movable properties of any nature, and (i) settlements of release of obligations of any nature.

2.4.	In accordance with the definitions provided in this section 2, the following shall not be deemed Transactions with Related Parties (i) transactions carried out within the scope of stock option plans or plans of remuneration based upon shares approved by the general meeting of the Company; (ii) possible repurchase of shares made by the Company according to repurchase plans approved by the Board of Directors of the Company; and (iii) any benefit granted by the Antonio and Helena Zerrener National Foundation Institution of Benevolence to the administrators and employees of the Company or of its Subsidiaries.

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

3.	PRINCIPLES

The following principles guide this Policy, without prejudice to others provided throughout this Policy:

(i)	the administration (members of the Board of Directors and of the Executive Board) shall act in the best interest of the Company, regardless of the identity of the shareholders that have appointed them;
(ii)	the Controlling shareholders and the administration may not vote or intervene in issues in relation to which they have conflict of interests with the Company;
(iii)	the Controlling shareholders shall act in the best interest of the Company as a whole, including all its shareholders; and
(iv)	the administration shall conduct the business of the Company and of its Subsidiaries with due diligence and loyalty, in accordance with the fiduciary duties provided on articles 153 to 155 of Law No. 6,404/76, as amended.

4.	RULES TO APPROVE TRANSACTIONS WITH RELATED PARTIES

4.1.	Transactions with Related Parties that require previous approval from the Board of Directors, under the terms of the provisions of the articles of incorporation of the Company and of the applicable legislation, shall be previously submitted to appreciation by the Related Parties and Competition Conducts Committee (“Committee”).

4.2.	As established in its rules of procedure, the following constitute attributions of the Committee, among others:

(i)	analyze, follow-up and express its opinion on Transactions with Related Parties submitted to its analysis, under the terms of its rules of procedure, recommending or not its approval to the Board of Directors;
(ii)	analyze, follow-up and express its opinion on issues involving situations of potential conflict of interest between the Company (or its Subsidiaries), on the one side, and its administrators and Controllers, on the other side; and
(iii)	recommend, as deemed necessary thereby, the adoption of policies applicable to Transactions between Related Parties.

4.3.	To conduct the analysis for which the Committee is responsible, the Committee shall receive from the executive responsible for the proposal for engaging the Transaction with Related Party its main terms and conditions, including the business logic that justifies implementation of the transaction by the Company, the duration of the business under the perspective of the Company and potential economic benefits (or benefits of another nature) of the transaction for the Company, followed by benchmarks and premises used to calculate such benefits, as applicable. Whenever possible, market alternatives to the relevant Transaction with Related Party shall be further presented to the Committee, taking the risk factors involved into consideration. Subsequently to the analysis of the transaction by the Committee, the entire material containing the information referred to in this item shall be made available to the members of the Board of Directors.

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

4.3.1.	In addition to the information referred to on item 4.3 above, the Committee may request for independent appraisal reports prepared without the involvement of any party involved in the Transaction with Related Party (bank, attorneys, specialized consulting company etc.), as deemed necessary thereby to support the relevant transaction.

4.4.	On the occasion of analysis of a Transaction with Related Party, the Committee shall consider, for purposes of issuing recommendation to the Board of Directors, whether the transaction is aligned with the best interest of the Company and whether it observes the Market Conditions.

4.5.	In accordance with the provisions of article 156 of Law No. 6,404/76, of the articles of incorporation of the Company and of the respective rules of procedure, the members of the Committee and/or of the Board of Directors may not vote or intervene in any operation in relation to which they have conflict of interests with the Company.

4.6.	Furthermore, on the occasion of analysis of Transactions with Related Parties by the Committee and by the Board of Directors of the Company, the following rules shall be observed:

(i)	loans may not be arranged, on the one side, by the Company (or its Subsidiaries) and, on the other side, by the Controlling shareholders of the Company and its administrators (members of the Board of Directors and of the Executive Board); and
(ii)	any forms of remuneration of advisers, consultants or intervening parties that give rise to conflict of interests with the Company, its Subsidiaries, administrators or shareholders, shall be prohibited.

4.7.	Transactions with Related Parties that do not require previous approval by the Board of Directors, under the terms of the provisions of the articles of incorporation of the Company and of the applicable legislation, shall be approved according to the DAG – Delegation of Authority Guide in effect on the occasion of their implementation.

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

4.8.	In addition to the other provisions of this Policy, any Transaction with Related Party that involves an amount higher than 50% (fifty percent) of the value of the Company’s total assets, as stated in the last balance sheet approved by the General Shareholders’ Meeting, must be submitted for approval by the General Meeting.

5.	FORMALIZATION AND DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

5.1.	The Company shall observe the following rules on the occasion of implementation of Transaction with Related Parties:

(i)	Transactions with Related Parties shall be conducted in Market Conditions and according to the provisions established on this Policy, on the articles of incorporation of the Company and on the applicable legislation; and
(ii)	Transactions with Related Parties shall be formalized in writing, specifying its main characteristics and conditions.

5.2.	The Company shall disclose information on Transactions with Related Parties, if required by the applicable rules, by means of its financial statements, of its Reference Form, of disclosure of relevant fact (whenever the operation is characterized as such) and by other means determined by the applicable legislation.

6.	TERM OF EFFECTIVENESS AND RESPONSIBILITY

6.1.	This Policy shall become effective on the date of its approval by the Board of Directors of the Company and may solely be amended upon resolution and approval by the Board of Directors.

6.1.1.	The Board of Directors may, whenever deemed necessary thereby or, further, as suggested by the Committee, review and approve the amendment to this Policy, according to amendments to the by-laws, legislations or regulations to which the Company is subject, and to improve the corporate governance practices of its rules and procedures.

6.2.	Any omissions on this Policy shall be resolved by the Board of Directors.

6.3.	Subsequently to the approval by the Board of Directors, this Policy shall be internally disclosed by the Company and its Subsidiaries to those responsible for its implementation and one copy hereof shall be filed with the Legal Executive Board of the Company.

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POLICY ON TRANSACTIONS WITH RELATED PARTIES

6.4.	The Legal Executive Board and the Financial Executive Board of the Company shall be jointly responsible for implementing procedures to guarantee compliance with this Policy.

7.	HISTORY

Review No.	Amendment Description	Date of Approval by the Board of Directors
1	-	September 19, 2018
2	Inclusion of clause 4.8, according to the new language of article 122, item X, of Law 6,404/76, as approved by Law 14,195/21	October 14, 2021

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer